Mail Stop 3561						October 24, 2005

Bonita R. Alvarez, President
Parque La Quinta Estates
6767 W. Tropicana Avenue, Suite 207
Las Vegas, Nevada   89103

Re:	Parque La Quinta Estates
            Form 10SB12G Registration Statement
	File No. 0-51575
	Date Filed October 18, 2005

Dear Ms. Alvarez:

	We have reviewed only those portions of the above
registration
statement that relate to management`s experience and securities market disclosure and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation.   After
reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Part I

Item 5.  Directors and Executive Officers, Promoters and Control
Persons

Describe in column format under the appropriate caption, the prior blank check experience involving officers, directors, promoters and affiliates with blank check companies, stating for each the status of the filing with the Commission, the filing date, and the file number.
Also, state whether any acquisitions, business combinations, or mergers are pending, or have occurred and the current operating status of each.







Part II

Item 4.  Recent Sales of Unregistered Securities

We direct your attention to the letter of January 21, 2000, to Mr. Ken Worm, Assistant Director of the OTC Compliance Unit at NASD. This letter indicates our view that the securities issued by a blank check company cannot be resold under Rule 144 but must be registered under the Securities Act of 1933. Please amend the disclosure throughout the registration statement in the appropriate places, to make clear that all securities issued by a blank check company to individuals in the capacity of management, affiliates, control persons and promoters must be registered for resale with the Commission before issuance. In this regard, we note the disclosure on page 12 in risk factor no. 15, and the disclosure on pages 27 and
28, Item 4 Recent Sales of Unregistered Securities which relates to the 2,200,000 shares issued by the Company on November 8, 1992.

Part III

Present the financial statements in the registration statement prior to the Part III disclosure requirements.

*******

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure concerning management`s experience and securities markets in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	Please be advised that your registration statement will automatically become effective 60 days after filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared your comments. Note that the NASD Bulletin Board will not accept your listing until we have cleared all comments. In the event that it appears that you will not be able to respond by the 60th day, you may wish to consider withdrawing your registration statement and refilling when you have prepared a response to our comments. In addition, should the filing become effective in its present form the Division would be required to consider what recommendation, if any, it should make to the Commission.














Please contact the undersigned at (202) 551-3790 or Goldie B.
Walker,
Financial Analyst, at (202) 551-3234 with any other questions.

Sincerely,



Michael E. Karney
Branch Chief (Legal)
Office of Emerging Growth Companies
Division of Corporation Finance

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Bonita R. Alvarez, President
Parque La Quinta Estates
October 24, 2005
Page 4